Av Industrial 675
Lima 1 Perú
T 511 336 7070
F 511 336 8331
www.ferreyros.com.pe

RECEIVED
2008 MAR 31 P 5:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Ferreyros

Exemption pursuant to Rule 12g3-2(b) **82-4567**

Submission of: Other information

Lima, March 27th, 2008

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

Ref: Important Issues

Dear Sirs:

We hereby inform to you that the Board of Directors according to faculties granted by the Annual Shareholders Meeting held on March 26th, 2008, approved that on April 30th, it will pay cash divi dends of S/. 40,289,898.53 equal to 12% of the nominal value of the shares.

Total shares:	305,226,504
Dividend per share:	S/. 0.132
Period:	2007
Registry date:	April 15st, 2008
Delivery date:	April 30th, 2008

Also, it was approved that the capital stock will increase in S/.79,807,574.

The registry date will be determined according to the filing of this increase of capital on the Public Registry.

Faithfully yours,

Ferreyros S.A.A.
Patricia Gastelumendi Lukis
Gerente de División Finanzas

Av Industrial 675
Lima 1 Perú

Exemption pursuant to Rule 12g3-2(b) 82-4567
Submission of: Other Information

Ferreyros

T 511 336 7070
F 511 336 8331

Lima, March 27th, 2008

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

Ref: Ferreyros´ General Stockholders Meeting

Dear Sirs:

Hereby we inform you that our General Shareholders Meeting held yesterday considered the following agreements:

1. Approval of the Financial Statements and Annual Report corresponding to the year 2007.

2. Approval of the distribution of dividends in cash of S/. 40´289,898.53 equivalent to 12% of the social capital. This amount is lower than the limit of 50% of the distributable profits.
   It was approved that the dividend will be paid in the next 60 days which will be established by the Board of Directors. The dividends in cash represent a benefit of S/. 0.132 or 12% per share.

3. Capital increase by capitalization of free disposition profits of S/. 74´055,595.06 and capitalization of reevaluation excess of S/. 5´751,978.94, to increase the social capital of the company. With this capitalization, the social capital of S/. 335´226,504 will be increased to S/. 415´556,728.40, representing 377´778,844 shares of a nominal value of S/.1.10 each. As a consequence, 72´552,340 shares will be issued with a nominal value per share of S/. 1.10 each. The issuance of shares will represent a benefit per share of S/. 0.26147 or 23.77%.

4. Modification of Article 5° of the Statute, referred to the capital stock, establishing that the new capital will be of S/. 415´556,728.40 representing 377´778,844 shares of a nominal value of S/. 1.10 each.

5. Approval of the Board of Directors for 2008-2011 period, conformed as follows:

   Hernán Barreto Boggio
   Aldo Defilippi Traverso
   Oscar Espinosa Bedoya
   Carlos Ferreyros Aspíllaga
   Eduardo Montero Aramburú
   Juan Manuel Peña Roca
   Juan Prado Bustamante
   Andrea Von Wedemeyer K.

6. The Board of Directors was designated to appoint the External Auditors for the 2008 period.

Please find enclosed our Annual Report and Financial Statements as of December 2007, approved by the General Shareholders Meeting .

Faithfully yours,

Ferreyros S.A.A.
Gastelumendi Lukis
de División Finanzas

END